UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                 May 16, 2019

  By E-Mail

  Aneliya S. Crawford, Esq.
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, NY 10022

          Re:     MiMedx Group, Inc.
                  Preliminary Proxy Statement filed by Parker H. Petit, David
J. Furstenberg,
                    and Shawn P. George
                  Filed May 10, 2019
                  File No. 001-35887

  Dear Ms. Crawford:

          We have reviewed your filing and have the following comments.

  Preliminary Proxy Statement

  1.      Please disclose the information required by Item 1(c) of Schedule
14A.

  Proposal 1: Elect Three Class II Directors, page 3

  2. Please tell us your basis for stating that the Class II directors elected at the upcoming meeting will serve a three-year term.

  Proposal 3: Repeal Certain Bylaw Amendments, page 8

  3. We note that proposal three would, if approved, prevent the board from amending the company's bylaws until a date after the date of the meeting. Please provide us your legal analysis that such an amendment is valid under Florida law and revise your disclosure to describe any potential negative effects of limiting the board's ability to amend the bylaws in this manner.

  Annex I: Information on the Participants, page 15

  4. We note the description of Mr. George's pledges of shares of common stock. Please revise your disclosure to include the information required by Item 5(b)(1)(viii) of
          Schedule 14A.
 Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
May 16, 2019
Page 2

5. Refer to the first sentence of the last paragraph on page 16. Please tell us whether you have described any substantial interest in the proposals by your participants as required by Item 5(b)(1) of Schedule 14A.

      Please direct any questions to me at (202) 551-3619.

                                                           Sincerely,

                                                           /s/ Daniel F.
Duchovny
                                                           Daniel F. Duchovny
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions